Mail Stop 3561

October 19, 2006

Mr. Christopher J. Thomas, Chief Financial Officer
DryShips, Inc.
80 Kifissias Avenue
Amaroussion, Greece 15125

  Re: **DryShips, Inc.**
    Form 20-F/A for the year ended December 31, 2005
    Filed May 11, 2006
    File No. 000-51141

Dear Mr. Thomas:

We have reviewed your response letter dated October 13, 2006 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 6-K dated September 20, 2006

1. We note that the income statement data provided for the three and six months ended June 30, 2005 is restated. Please tell us the nature of this restatement and the impact to your previous filed financial statements contained in your December 31, 2005 Form 20-F.

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You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief